Exhibit 99.1

Enerplus to Present at Bank of America Merrill Lynch 2015 Global Energy Conference

CALGARY, Nov. 3, 2015  /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & CEO, will provide an update on Enerplus' activities via a presentation at the Bank of America Merrill Lynch 2015 Global Energy Conference on Tuesday, November 10, 2015 at 4:20 pm ET (2:20 pm MT). Investors are invited to listen to a live webcast of the presentation at:

http://www.veracast.com/webcasts/baml/energy2015/id09112435385.cfm

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 03-NOV-15